Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six months ended June 30, 2014	Year ended December 31, 2013
Earnings before income taxes	$291	$689
Undistributed equity in earnings of investees	(12)	—
Losses of managed investment entities attributable to noncontrolling interest	18	26
Fixed charges:
Interest on annuities	334	531
Interest expense	35	71
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	9	19
EARNINGS	$676	$1,337

Fixed charges:
Interest on annuities	$334	$531
Interest expense	35	71
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	9	19
FIXED CHARGES	$379	$622

Ratio of Earnings to Fixed Charges	1.78	2.15

Earnings in Excess of Fixed Charges	$297	$715

E-1